UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTRIP.COM INTERNATIONAL, LTD.

(Name of Subject Company (Issuer))

CTRIP.COM INTERNATIONAL, LTD.

(Name of Filing Person (Issuer))

1.25% Convertible Senior Notes due 2022

(Title of Class of Securities)

22943F AM2

(CUSIP Number of Class of Securities)

Cindy Xiaofan Wang

Chief Financial Officer

Ctrip.com International, Ltd.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$975,000,000(1)	US$118,170(2)

(1)

Calculated solely for purposes of determining the filing fee. The purchase price of the 1.25% Convertible Senior Notes due 2022 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of August 13, 2019, there was US$975,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$975,000,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$121.20 for each US$1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of September 12, 2016 (the “Indenture”), by and between Ctrip.com International, Ltd. (the “Company”) and The Bank of New York Mellon, as trustee and paying agent (the “Trustee” and the “Paying Agent”), for the Company’s 1.25% Convertible Senior Notes due 2022 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated August 14, 2019 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing 0.125 ordinary shares, par value US$0.01 per share of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, and the telephone number at this address is +86 (21) 3406-4880. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)*	Put Right Notice to Holders of 1.25% Convertible Senior Notes due 2019 Issued by Ctrip.com International, Ltd., dated August 14, 2019.

(a)(5)*	Press release issued by the Company, dated August 14, 2019.

(b)	Not applicable.

(d)

Indenture, dated as of September 12, 2016, between the Company and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.47 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Chief Financial Officer

Dated: August 14, 2019

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 1.25% Convertible Senior Notes due 2022 Issued by Ctrip.com International, Ltd., dated August 14, 2019.

(a)(5)*	Press release issued by the Company, dated August 14, 2019.

(d)(1)	Indenture, dated as of September 12, 2016, between the Company and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.47 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017.

*	Filed herewith.